

Mail Stop 3720

July 20, 2017

David D. Petratis
Principal Executive Officer
Allegion plc
11819 N. Pennsylvania Street
Carmel, IN 46032

> **Re:** **Allegion plc**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **Response dated July 11, 2017**
> **File No. 001-35971**

Dear Mr. Petratis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9 - Divestitures, page F-18

1. We note your response to our prior comment 3. Please tell us about your evaluation of the collectability of the note receivable on the date of the Bocom divestiture and again at December 31, 2015 when you determined the note receivable was fully collectible. Please also tell us about your subsequent evaluation of the collectability of the note receivable for the period ended September 30, 2016 when you determined the amounts were fully impaired.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jamie Kessel at (202) 551-3727 or me at (202) 551-3835 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications